                                                                          1999-6




                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                     20549


                                 -------------


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

       For the period commencing August 9, 1999 through October 21, 1999


                                 -------------




                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                      ------------------------------------
                              (Name of Registrant)




       Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands
       ------------------------------------------------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F   X     Form 40-F   X
                  -----             -----

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes        No    X
            -----      -----

        If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-           .
                                                -----------

            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:



                            DONALD C. WALKOVIK, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004

         This report comprises a copy of the Quarterly Report of the Philips Group for the nine months ended September 30, 1999, dated October 21, 1999.


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 21st day of October, 1999.







                      KONINKLIJKE PHILIPS ELECTRONICS N.V.





                              /s/ C. Boonstra

                                  C. Boonstra
                                  (President,
                      Chairman of the Board of Management)





                             /s/ J.H.M. Hommen

                                 J.H.M. Hommen
                           (Executive Vice-President,
                       Member of the Board of Management
                          and Chief Financial Officer)








                               QUARTERLY REPORT

                              September 30, 1999



                                [Philips Logo]



                                   PHILIPS

         STATEMENTS OF INCOME AND CASH FLOWS

         all amounts in millions of euros (EUR) unless otherwise stated

         The data included in this report are unaudited.

         The 1998 data have been restated to reflect the sale of PolyGram N.V. and to present the Philips Group accounts on a continuing basis.



CONSOLIDATED STATEMENTS OF INCOME

                                                             3rd quarter                  January to September
                                                       ----------------------           -----------------------
                                                        1999             1998             1999             1998
                                                       -----            -----           ------           ------
Sales                                                  7,744            7,317           21,879           21,817
--------------------------------------------           -----            -----           ------           ------
EBITDA                                                   801              623            2,496            2,212
--------------------------------------------           -----            -----           ------           ------
Income from operations (EBIT)                            352              232            1,220            1,072
Financial income and expenses                              7             (104)              45             (227)
--------------------------------------------           -----            -----           ------           ------
Income before taxes                                      359              128            1,265              845
Income taxes                                             (72)             (29)            (253)            (194)
--------------------------------------------           -----            -----           ------           ------
Income after taxes                                       287               99            1,012              651
Results relating to unconsolidated companies              99               (8)             140               42
Share of other group equity in group income              (12)              56              (35)             156
--------------------------------------------           -----            -----           ------           ------
Income from continuing operations                        374              147            1,117              849
Discontinued operations                                   --               57               --               67
Extraordinary items - net                                 (2)             (11)              (5)             454
--------------------------------------------           -----            -----           ------           ------
NET INCOME                                               372              193            1,112            1,370


Basic earnings per common share in EUR:
  - income from continuing operations                   1.12             0.41             3.20             2.36
  - net income                                          1.11             0.53             3.19             3.81


CONSOLIDATED STATEMENTS OF CASH FLOWS*

                                                            3rd quarter                  January to September
                                                      -----------------------           -----------------------
                                                        1999             1998             1999             1998
                                                      ------            -----           ------           ------
Cash flows from operating activities:
Net income                                               372              193            1,112            1,370
Income from discontinued operations                       --              (57)              --              (67)
Depreciation and amortization                            472              392            1,299            1,141
Net gain on sale of investments                          (77)             (22)            (386)            (678)
Increase in working capital                             (552)            (146)          (1,234)            (914)
Decrease in provisions                                   (20)             (48)            (117)             (49)
Other items                                              105                1             (208)             (65)
-----------------------------------------             ------            -----           ------           ------
Net cash provided by operating activities                300              313              466              738
Cash used for investments                             (2,118)            (482)          (4,100)          (1,237)
Proceeds from divestments                                 70              136              790              821
-----------------------------------------             ------            -----           ------           ------
CASH FLOWS (BEFORE FINANCING ACTIVITIES)              (1,748)             (33)          (2,844)             322


       * For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

            REPORT ON THE PERFORMANCE OF THE PHILIPS GROUP



Philips made a number of accounting changes at the beginning of this year to make its financial statements more in conformity with US GAAP. In particular the changes relate to capitalizing IT software for internal Philips use, abolishing equalization accounts and using extraordinary items only under strict rules.

In September Philips Electronics and the Vereniging van Effectenbezitters - VEB reached an agreement to settle the litigation the VEB had initiated on behalf of a number of shareholders in December 1991.


The third quarter

Income from continuing operations in the quarter amounted to EUR 374 million (EUR 1.12 per share) as compared to EUR 147 million (EUR 0.41 per share) in the year ago quarter. Results were favorably impacted by improved business performance at Consumer Products, notably at Philips Consumer Communications
(PCC), and to a lesser extent at Components.

Financial income and expenses were a positive EUR 7 million (income), compared with a negative EUR 104 million (expense) a year earlier, helped by a gain of EUR 43 million from the sale of marketable securities. Unconsolidated companies contributed EUR 99 million in the quarter, compared with a negative EUR 8 million a year ago, mostly as a result of the performance at the new LG.Philips LCD joint venture (net of goodwill amortization) and strong results at Taiwan Semiconductor Manufacturing Co. (TSMC).

Sales in the quarter of EUR 7,744 million were nominally 6 per cent higher than in the third quarter a year ago. Consolidation changes had a negative 3 per cent impact while changes in exchange rates had a 3 per cent positive impact. Comparable sales were up 6 per cent, compared with 3 per cent a year ago. Sales growth of 6 per cent in the quarter compares favorably with 2 per cent reached in the first six months of this year.

Price erosion in the quarter declined to 8 per cent compared with 10 per cent a year ago. Volume growth was 14 per cent compared with 13 per cent a year ago.

Income from operations before interest, income taxes and depreciation and amortization charges (EBITDA) amounted to EUR 801 million as compared to EUR 623 million in the 1998 quarter. EBITDA was up at most divisions, and was favorably impacted by lower organization cost, especially pension cost, and by the gain from the sale of assets at Semiconductors (EUR 18 million) and Components (EUR 6 million).


The first nine months

Income from continuing operations for the first nine months amounted to EUR 1,117 million (EUR 3.20 per share) compared to EUR 849 million (EUR 2.36 per share) in the corresponding period of 1998. Extraordinary items came to a loss of EUR 5 million and related to premiums paid in connection with the early repayment of long-term debt.



In 1998, total extraordinary income of EUR 454 million was primarily related to the divestments of Philips Car Systems and Optoelectronics B.V. Consequently, 1999 net income came to EUR 1,112 million versus EUR 1,370 million in 1998. The latter also included a EUR 67 million contribution from PolyGram as a discontinued operation.



Sales in 1999 amounted to EUR 21,879 million, nominally virtually unchanged from 1998. Exchange rate fluctuations had a positive effect on sales of less than 1 per cent, while consolidation changes caused a negative effect of 3 per cent. The most important deconsolidations were the Lucent share of PCC and Conventional Passive Components, partly offset by the consolidations of ATL Ultrasound and VLSI. Adjusted for these effects, the comparable sales growth came to 3 per cent versus 8 per cent a year ago. Consumer Products, Professional and Origin achieved above average sales growth. Semiconductors and the Miscellaneous sector reported negative growth rates. Price erosion of 8 per cent was slightly lower than the 9 per cent incurred in the corresponding period in 1998. Volume growth was 11 per cent compared with 17 per cent a year ago.


EBITDA in the first nine months came to EUR 2,496 million versus EUR 2,212 million in the year-earlier period. A large part of the difference originated from the sale of participations, mainly the gain on the sale of Conventional Passive Components in the first quarter, and from lower organizational cost, especially pension cost. Restructuring costs - mainly relating to AMLCD Waalre and Lighting - had an impact on income from operations of EUR 67 million, compared with EUR 16 million in 1998, while the impact of write-offs of in-process R&D on 1999 income was negative EUR 69 million, compared with nil in 1998. In addition, goodwill amortization charges affected 1999 income by EUR 93 million versus EUR 23 million in 1998. Higher income than in 1998 was recorded in the sectors Consumer Products, mainly due to the substantially reduced PCC losses and higher license income, and Origin. Income of the Lighting sector was virtually flat, while Semiconductors' income was affected by acquisition-related costs for VLSI.

Financial income and expenses came to a positive EUR 45 million (income) compared to last year's negative amount of EUR 227 million (expense). This was primarily due to lower net interest expense relating to the excess cash position, in addition to a EUR 73 million gain from the sale of some marketable securities in the past few months and EUR 21 million dividends from Seagram. The tax burden has been determined at a tentative rate of 20 per cent, compared with 23 per cent in the same period of last year.



Philips' results relating to unconsolidated companies came to EUR 140 million as compared to EUR 42 million in the year-earlier period. The increase was attributable to LG.Philips LCD's profitable start, as well as Taiwan Semiconductor Manufacturing Co., which is experiencing a strong recovery from last year's decline in the semiconductor industry. The share of other group equity in group income was negative EUR 35 million versus last year's positive share of EUR 156 million, which included Lucent's share in the losses of the PCC joint venture, which was dissolved in September 1998.



TREND PER PRODUCT SECTOR - YEAR TO DATE

Growth is expressed on a comparable basis



Sales of the Lighting sector grew by 2 per cent, especially benefiting from strong performance in Automotive lighting. Income from operations came to EUR 447 million versus EUR 443 million in 1998. Restructuring charges were higher in 1999 than last year. In 1998, income was positively influenced by a substantial gain (EUR 21 million) from the sale of a factory building in Spain. The Automotive business realized the largest performance improvement.



Sales in the Consumer Products sector increased by 7 per cent. The growth was especially driven by PC Peripherals, notably Monitors, and Audio, as well as PCC. In Monitors, Audio and VCR, Philips has improved its market position. Although in Domestic Appliances and Personal Care sales picked up in the latest quarter especially due to strong Coolskin sales in the USA, sales for the full period are still slightly down on 1998. Income from operations improved to EUR 320 million from last year's EUR 44 million, mainly due to a significant reduction in the losses incurred at PCC, and higher license income. Consumer Electronics income was down on 1998, which had been favorably influenced by the soccer World Cup, especially the TV business.


The Components sector reported a 3 per cent increase in sales compared to the prior year. Flat Display Systems, which includes Cells & Modules, continues to show strong growth. Income from operations of EUR 203 million compares to last year's EUR 105 million, but includes EUR 191 million gains from the sale of participations, mainly Conventional Passive Components. Deterioration in income was primarily attributable to the decline in Optical Storage income in the first six months of the year. Income from AMLCD has significantly improved through better performance of Hosiden and Philips Display - HAPD - and year to date accumulated losses are lower than in 1998 in spite of a EUR 38 million restructuring charge for AMLCD Waalre.


In the Semiconductors sector sales decreased 2 per cent, excluding the sales contribution of VLSI from June 1, 1999, and was caused by lower sales of Consumer Systems and MultiMarket products. Income from operations was down to EUR 447 million from EUR 625 million. The consolidation of VLSI, and the related write-off of in-process R&D (EUR 47 million) and goodwill and other acquisition related charges (EUR 30 million) had a substantial negative impact on the results. Disregarding VLSI and Complex Programmable Logic Devices (CPLD), which was sold, income from operations came to 18.4 per cent of segment revenues versus 20.4 per cent in the year-earlier period. Margins are improving which reflects the current upturn in the business cycle, while in 1998 margins decreased in the latter half of the year.



Sales of the Professional sector were 4 per cent up on 1998. Medical Systems' sales were up 11 per cent which was significantly higher than the market growth. Business Electronics' sales were in line with 1998. Income from operations was EUR 25 million, down from EUR 109 million last year. Medical Systems' income in 1999 was adversely impacted by charges for reorganizations in Germany and in North America, while 1998 income benefited from one-time positive items. Business Electronics incurred a loss partly due to the write-off of in-process R&D relating to the acquisition of Voice Control Systems (EUR 7 million) in the second quarter and Micrion/FEI (EUR 9 million) in the third quarter, but mainly from substantial market and product development expenditures in Digital Video Systems, which are directed at establishing a stronger market presence in the digital set-top box market in the USA.

Sales growth at Origin came to 6 per cent. Income from operations of EUR 82 million was substantially up on last year's EUR 32 million, reflecting improved revenues and cost efficiency.



The Miscellaneous sector incurred a 16 per cent decrease in sales as a result of divestment. Income from operations was a loss of EUR 48 million compared to a loss of EUR 27 million a year earlier, due to lower results at Machinefabrieken and Plastics and Metalware Factories (PMF), some activities of which have been divested earlier this year.



TREND PER GEOGRAPHIC AREA - YEAR TO DATE

Growth is expressed on a comparable basis



Sales growth in the first nine months was particularly robust in North America (10 per cent) with all sectors contributing. Asia Pacific recorded 6% higher sales levels, particularly the Components and Consumer Products sectors, the latter especially due to strong sales in China. Europe saw 2 per cent growth reflecting an upward trend during the year, mainly attributable to the Consumer Products sector, which benefited from excellent PCC sales, especially in the UK. During the quarter positive sales growth was realized in Latin America after four sequential quarters of negative growth; year to date growth is still negative.

The largest income improvement arose in North America, which was profitable even despite the write-offs for in-process R&D and goodwill amortization for VLSI, Voice Control Systems (VCS) and Micrion/FEI. This was predominantly attributable to a substantial reduction of the PCC losses and positive contributions from Lighting, Components and Semiconductors excluding VLSI. European income decreased in spite of the gain on the divestment of Conventional Passive Components recorded in the first quarter. The losses in Latin America were reduced, especially in Brazil, which improved to virtually break-even results driven by Consumer Electronics and Components. Income in Asia Pacific was up, benefiting particularly from positive developments in Consumer Electronics and Components in China and Components' HAPD display activities in Japan.


BALANCE SHEET RATIOS AND CASH FLOWS

At the end of September 1999, inventories came to 16.6 per cent of sales, down from 17.5 per cent a year ago. Outstanding trade receivables were the equivalent of 1.6 months sales, basically unchanged from a year ago. A number of major acquisitions aimed at accelerating the company's profitable growth in selected areas as well as the share reduction program have reversed the net cash position that prevailed during the first six months, and which resulted from the sale of the company's shares in PolyGram in December 1998. The group's debt to equity ratio amounted to 10:90, which compares to 21:79 a year earlier. During 1999 investing activities required cash of EUR 4.1 billion, which was EUR 2.9 billion higher than in 1998, mainly caused by the acquisitions of VLSI, VCS, Micrion, the 50 per cent stake in LG.Philips LCD Co. and 10 per cent shareholding in Origin. The resulting cash flow deficit of EUR 2.8 billion compares with the EUR
0.3 billion surplus in the same period last year. Capital repayments to shareholders arising from the 8 per cent share reduction program came to EUR 1.5 billion.


EMPLOYEES

The number of people employed at the end of September 1999 was 230,692, which is 1,139 less than the comparable position on January 1, 1999.



OUTLOOK

The economic environment in Europe and Asia Pacific is improving and compares favorably with the second half of 1998.

Growth in the Semiconductors sector is accelerating and should favorably impact margins in the fourth quarter. Our objective to grow this year's earnings from continuing operations with double digits stays firm.


October 21, 1999

Royal Philips Electronics



Board of Management

         BALANCE SHEETS AND ADDITIONAL RATIOS

         all amounts in millions of euros unless otherwise stated



CONSOLIDATED BALANCE SHEETS




                                                              1999          1998
                                                     September 30,  December 31,
Cash and cash equivalents                                    1,718         6,553
Receivables                                                  6,432         5,442
Inventories                                                  5,053         4,274
Non-current assets                                          14,592        11,884
--------------------------------------------------------------------------------
Total assets                                                27,795        28,153
Other current liabilities                                    7,215         7,139
Debt                                                         3,371         3,587
Provisions                                                   3,062         2,985
--------------------------------------------------------------------------------
Group equity                                                14,147        14,442
Of which stockholders' equity                               13,846        14,200
Per common share in EUR                                      41.66         39.37



                                                          End of September
                                                     ---------------------------
NUMBER OF COMMON SHARES OUTSTANDING

Shares in thousands                                        339,079       368,495


--------------------------------------------------------------------------------
NUMBER OF EMPLOYEES

Comparable figure on 1.1.1999 : 231,800                    230,700       256,400


--------------------------------------------------------------------------------
RATIOS

Net debt : group equity ratio                                10:90         21:79
Inventories as a % of sales                                   16.6          17.5
Outstanding trade receivables, in months' sales                1.6           1.6



                                                        January to September
                                                     ---------------------------
Income from operations:

As a % of sales                                                5.6           4.9
As a % of net operating capital (RONA)                        16.4          14.2
Income from continuing operations
  as a % of stockholders' equity (ROE)                        11.8          13.0

         PRODUCT SECTORS

         all amounts in millions of euros unless otherwise stated



SALES AND TOTAL ASSETS

                                     sales (to third parties)                      total assets
                            ------------------------------------------    ------------------------------
                                     January to September 1999                     1999             1998
                            ------------------------------------------    -------------     ------------
                                                       % growth           September 30,     December 31,
                                                ----------------------
                            amount               nominal comparable *
Lighting                     3,299                2                 2             2,750            2,607
Consumer Products            8,484               (4)                7             4,670            4,350
Components                   2,666               (5)                3             4,960            3,112
Semiconductors               2,605                7                (2)            4,777            3,106
Professional                 3,515               16                 4             3,345            2,810
Origin                         817                6                 6               662              572
Miscellaneous                  493              (30)              (16)              899            1,021
Unallocated                                                                       5,732           10,575
-----------------           ------                                        -------------     ------------
TOTAL                       21,879                0                 3            27,795           28,153


         *Adjusted for the effects of changes in consolidations and exchange rate movements


SEGMENT REVENUES
AND INCOME FROM
OPERATIONS

                                                                      January to September
                               ---------------------------------------------------------------------------------------------------
                                                    1999                                                  1998
                               ---------------------------------------------          --------------------------------------------
                                segment            income            as % of           segment           income            as % of
                               revenues       (loss) from            segment          revenues      (loss) from            segment
                                               operations           revenues                         operations           revenues
Lighting                          3,333               447               13.4             3,286              443               13.5
Consumer Products                 8,758               320                3.7             9,040               44                0.5
Components                        3,802               203                5.3             3,856              105                2.7
Semiconductors                    3,156               447               14.2             3,012              625               20.8
Professional                      3,742                25                0.7             3,122              109                3.5
Origin                            1,297                82                6.3             1,176               32                2.7
Miscellaneous                       578               (48)              (8.3)              850              (27)              (3.2)
Unallocated                                          (256)                                                 (259)
----------------------         --------       -----------                             --------      -----------
Total                            24,666             1,220                               24,342            1,072
Intersegment revenues            (2,787)                                                (2,525)
----------------------         --------                                               --------
SALES                            21,879                                                 21,817
Income from operations
  as a % of sales                                     5.6                                                   4.9

         MAIN COUNTRIES AND GEOGRAPHIC AREAS

         all amounts in millions of euros unless otherwise stated



SALES AND FIXED ASSETS

                                          sales (to third parties)            (in)tangible fixed assets
                                 ----------------------------------------   -----------------------------
                                         January to September 1999                  1999          1998
                                 ----------------------------------------   -------------    ------------
                                                          % growth          September 30,    December 31,
                                                   ----------------------
                                 amount             nominal comparable *
Netherlands                       1,199               1                2            1,782           1,633
United States                     5,338               1               10            2,382           1,167
Germany                           1,899              (3)               0              622             698
France                            1,319              (7)              (8)             405             410
United Kingdom                    1,607              22               23              316             298
China (incl. Hong Kong)           1,407               4                4              596             574
Other countries                   9,110              (2)               0            3,765           2,348
-----------------------          ------                                     -------------    ------------
TOTAL                            21,879               0                3            9,868           7,128


         *Adjusted for the effects of changes in consolidations and exchange rate movements


SEGMENT REVENUES
AND INCOME FROM
OPERATIONS

                                                                       January to September
                                  ----------------------------------------------------------------------------------------------
                                                      1999                                               1998
                                  -------------------------------------------         ------------------------------------------
                                   segment           income           as % of          segment          income           as % of
                                  revenues      (loss) from           segment         revenues     (loss) from           segment
                                                 operations          revenues                       operations          revenues
Europe**                            20,318              839               4.1           19,380             962               5.0
USA and Canada                       6,592               49               0.7            6,122            (140)             (2.3)
Latin America                        1,136               (6)             (0.5)           1,620             (33)             (2.0)
Asia Pacific                         8,152              337               4.1            7,726             283               3.7
Africa                                  75                1               1.3               92              --                --
--------------------------        --------       ----------                           --------     -----------
TOTAL                               36,273            1,220                             34,940           1,072
Interregional revenues**           (14,394)                                            (13,123)
--------------------------        --------                                            --------
SALES                               21,879                                              21,817
Income from operations
  as a % of sales                                       5.6                                                4.9


         ** Reclassified



'SAFE HARBOR' STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF OCTOBER 1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates, changes in tax rates and future business combinations, acquisitions or dispositions, and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.


         Information also available on Internet, address: http://www.philips.com


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